Israel Amplify Program Corp.
10 E. 53rd Street, Suite 1301
New York, NY 10022

December 8, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re: Israel Amplify Program Corp.
Application for Withdrawal of Registration Statement on Form S-1
(File No. 333-254774)

Ladies and Gentlemen:

On March 26, 2021, Israel Amplify Program Corp., a Cayman Islands exempted company (the “Company”), filed a Registration Statement on Form S-1 (File No. 333-254774) with the Securities and Exchange Commission (the “Commission”), which was amended by Amendment No. 1 thereto filed on May 14, 2021 (as so amended, the “Registration Statement”).

In accordance with Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully makes this application to withdraw the Registration Statement, together with all exhibits thereto.

No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission. The reason for such withdrawal is that the Company abandoned the initial public offering of its securities. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

The Company respectfully requests that the Commission issue an order granting withdrawal of the Registration Statement. Please provide a copy of the order granting withdrawal of the Registration Statement to the undersigned by email at asher@amplify-capital.com, with a copy to Nicholas A. Dorsey and Matthew G. Jones at Cravath, Swaine & Moore LLP, the Company’s counsel, by email at NDorsey@cravath.com and MJones@cravath.com.

The Company further requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in accordance with Rule 457(p) under the Securities Act.

If you have any questions or comments or require further information regarding this application of withdrawal of the Registration Statement, please contact Nicholas A. Dorsey at (212) 474-1764 or Matthew Jones at (212) 474-1298.

Sincerely,

/s/ Asher Levy
Name:	Asher Levy
Title:	Chief Executive Officer